SUBSIDIARIES OF THE EMPIRE SPORTS & ENTERTAINMENT HOLDINGS CO.

The following is a list of subsidiaries of The Empire Sports & Entertainment Holdings Co.:

Subsidiary	Jurisdiction of Organization
The Empire Sports & Entertainment, Co. Excel Global Holdings, Inc.	Nevada Nevada